Exhibit 99.1

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2018	2017
		$	$
CURRENT ASSETS
Cash and cash equivalents		43,519	55,394
Restricted cash		833	833
Receivables, prepaids and deposits		1,955	1,017
Deferred financing costs	6	1,855	1,888
Organoclay inventories		1,727	2,086
		49,889	61,218
NON-CURRENT ASSETS
Restricted cash		150	983
Loans to Joint Venture	4	11,698	11,479
Investment in Joint Venture	4	26,026	19,637
Property, plant and equipment	5	17,859	18,070
Exploration and evaluation assets		2,244	2,104
		57,977	52,273
TOTAL ASSETS		107,866	113,491

CURRENT LIABILITIES
Accounts payable and accrued liabilities		1,933	3,546
Current portion of long-term borrowings		183	178
		2,116	3,724
LONG-TERM LIABILITIES
Long-term borrowings		728	751
Decommissioning provision		249	249
		977	1,000
TOTAL LIABILITIES		3,093	4,724

SHAREHOLDERS’ EQUITY
Share capital		197,509	197,390
Contributed surplus		22,832	20,812
Accumulated other comprehensive loss		(1,680)	(114)
Deficit		(113,888)	(109,321)
TOTAL SHAREHOLDERS’ EQUITY		104,773	108,767
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		107,866	113,491

The Company has $205 million of an undrawn credit facility as at March 31, 2018 available to finance its share of the capital costs of the Minera Exar Joint Venture (Note 6).

Approved for issuance on May 14, 2018

On behalf of the Board of Directors:

“Gary Cohn”	Director	“George Ireland”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except per share amounts, shares in thousands)

		Three Months Ended March 31,
	Note	2018	2017
		$	$
ORGANOCLAY SALES		1,096	1,167
COST OF SALES
Production costs		(1,296)	(1,214)
Inventories write down		(200)	(72)
Depreciation		(181)	(324)
Total cost of sales		(1,677)	(1,610)
GROSS LOSS		(581)	(443)

EXPENSES
Exploration expenditures	10	(1,400)	(563)
Organoclay research and development		(133)	(117)
General and administrative	8	(2,017)	(1,361)
Share of loss in Joint Venture		(164)	(1,746)
Stock-based compensation	6	(1,945)	(234)
		(5,659)	(4,021)
OTHER ITEMS
Foreign exchange gain/(loss)		1,369	(138)
Other income/(expense)		304	(358)
		1,673	(496)
NET LOSS		(4,567)	(4,960)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized (loss)/gain on translation to reporting currency		(1,566)	258
		(1,566)	258
TOTAL COMPREHENSIVE LOSS		(6,133)	(4,702)
LOSS PER SHARE - BASIC AND DILUTED	2	(0.05)	(0.08)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	2	88,499	62,307

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares(1)	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2016	60,373	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options	296	706	(350)	-	-	356
Shares issued on exercise of warrants	60	216	(21)	-	-	195
Shares issued on conversion of restricted shares	104	329	(310)	-	-	19
Shares issued for equity financing	2,250	7,297	-	-	-	7,297
Share issuance costs	-	(64)	-	-	-	(64)
Stock-based compensation (Note 6)	-	-	234	-	-	234
Net loss	-	-	-	-	(4,960)	(4,960)
Other comprehensive income	-	-	-	258	-	258
Balance, March 31, 2017	63,083	117,154	11,501	(1,866)	(81,031)	45,758

Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of restricted shares	33	119	(119)	-	-	-
Stock-based compensation (Note 6)	-	-	1,979	-	-	1,979
Deferred share units issued in lieu of directors fees	-	-	160	-	-	160
Net loss	-	-	-	-	(4,567)	(4,567)
Other comprehensive income	-	-	-	(1,566)	-	(1,566)
Balance, March 31, 2018	88,512	197,509	22,832	(1,680)	(113,888)	104,773

(1)Share consolidation. Effective November 8, 2017, the Company implemented a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares (Note 2). Number of shares in the table is presented on a post-consolidation basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	Three Months Ended March 31,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net loss for the period	(4,567)	(4,960)
Items not affecting cash:
Stock-based compensation	1,976	234
Depreciation	234	360
Foreign exchange (gain)/loss	(1,369)	138
Share of loss in Joint Venture	164	1,746
Inventories write down	200	72
Other expense	52	430
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits and deferred financing costs	(905)	(883)
Decrease in inventories	149	191
Decrease in accounts payable and accrued liabilities	(307)	(165)
Net cash used in operating activities	(4,373)	(2,837)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	-	(5,000)
Contribution to Joint Venture (Note 4)	(6,606)	-
Additions to exploration and evaluation assets	(140)	(50)
Escrow deposit	833	-
Additions to property, plant and equipment	(72)	(243)
Net cash used in investing activities	(5,985)	(5,293)
FINANCING ACTIVITIES
Proceeds from stock options exercises	-	356
Proceeds from warrants exercises	-	195
Debt financing costs paid	(1,273)	-
Net proceeds from equity financing (Note 6)	-	7,233
Finance lease repayments	(14)	(11)
Repayment of long-term borrowings	(33)	(31)
Net cash provided by financing activities	(1,320)	7,742
EFFECT OF FOREIGN EXCHANGE ON CASH	(197)	(303)
CHANGE IN CASH AND CASH EQUIVALENTS	(11,875)	(691)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	55,394	8,056
CASH AND CASH EQUIVALENTS - END OF PERIOD	43,519	7,365

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the  manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 1150-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. The Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and the investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017, except as for the changes disclosed in note 3.

As authorized by its shareholders, the Company implemented a consolidation of its outstanding common shares effective from November 8, 2017 on the basis of one new common share for every five outstanding common shares. The share consolidation affected all issued and outstanding common shares, stock options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares, stock options, restricted shares, deferred share units and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Newly adopted accounting standards and amendments (continued)

It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL.  The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

Critical Accounting Estimates and Judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, other than below.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of Minera Exar Joint Venture (“Minera Exar”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar from Lithium Americas and SQM in 2018 to finance the construction.

4.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”).

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Shareholders’ Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account.  Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 was received in April 2017, $833 was released on March 28, 2018, and $833 will be released on March 28, 2019.  The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation.  The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized.

The changes in investment in the Joint Venture since initial contribution are as follows:

$
Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture	(4,850)
Translation adjustment	(2,127)
Contribution to Joint Venture by LAC	13,717
Elimination of unrealized interest on loans to Joint Venture	(239)
Investment in Joint Venture – December 31, 2017	19,637
Share of loss of Joint Venture	(164)
Contribution to Joint Venture by LAC	6,662
Elimination of unrealized interest on loans to Joint Venture	(109)
Investment in Joint Venture – March 31, 2018	26,026

In October 2017, the Company made an irrevocable capital contribution, proportionate to its 50% interest in the Joint Venture, for future capital increases in Minera Exar in an amount of $13,300 to develop, explore, and operate the Cauchari-Olaroz project. In January and February, 2018 the Company made $3,000 and $3,500 irrevocable capital contributions in Minera Exar, respectively.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	JOINT VENTURE (continued)

Loans to Joint Venture

During the year ended December 31, 2017, the Company entered into two loan agreements and advanced $11,000 to Minera Exar. The rate of interest on the first loan with a principal amount of $5,000 is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the first loan is two years following the drawdown date. The rate of interest on the second loan with a principal amount of $6,000 is 12-month LIBOR plus 10% and is calculated on the basis of a 360-day year. The maturity date of the second loan is fifteen years following the drawdown date. The interest on both loans is accrued on a non–compounding basis. The proceeds from the loans were used by Minera Exar for mining exploration or mining construction and development purposes.

Joint Venture Commitments and Contingencies

As at March 31, 2018, the Company’s 50% portion of the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $88 between 2018 and 2021 and $131 between 2021 and 2059, assuming that these payments will be extended for the life of the project.  These payments will be incurred only if the Joint Venture starts production.

Los Boros Option Agreement

On March 28, 2016, the Joint Venture entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz project.  Under the terms of the Option Agreement, the Joint Venture paid $100 (the Company’s portion was $50) upon signing and has a right to exercise the purchase option at any time within 30 months for the total consideration of $12,000 (the Company’s portion is $6,000) to be paid in sixty quarterly instalments of $200 (the Company’s portion is $100). The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: third year of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As a security for the transfer of title for the mining properties under the Option Agreement, Los Boros granted to the Joint Venture a mortgage for $12,000.

If the Joint Venture exercises the purchase option, the following royalties will have to be paid to Los Boros:

•	$300 (the Company’s portion is $150) within 10 days of the commercial plant construction start date; and
•	3% net profit interest (the Company’s portion is 1.5%) for 40 years, payable in pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest in exchange for a one-time payment of $7,000 (the Company’s portion is $3,500) and the next 20 years for additional $7,000 (the Company’s portion is $3,500).

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	JOINT VENTURE (continued)

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only commence once all annual commitments related to the project debt have been met.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	-	2	805	-	254	1,061
Write down	-	-	(399)	-	-	(399)
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	27	-	58	85
As at March 31, 2018	386	2,143	5,589	11,495	694	20,307

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2016	-	76	447	431	104	1,058
Depreciation for the year	-	107	366	575	76	1,124
Disposition	-	-	(30)	-	-	(30)
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the period	-	27	97	143	29	296
As at March 31, 2018	-	210	880	1,149	209	2,448

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2017	386	1,960	4,779	10,489	456	18,070
As at March 31, 2018	386	1,933	4,709	10,346	485	17,859

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 common shares while BCP subscribed for 10,000 common shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As of March 31, 2018, the Company has not drawn down on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreement.  The Company entered into an Investor Rights Agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

In 2017 financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,855, incurred in 2017 and related to the debt portion of the Ganfeng and Bangchak financings, remain deferred and included in receivables, prepaids, and deposits and will be amortized over the terms of the loans. $88 of these costs are included in accounts payable and accrued liabilities on March 31, 2018.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

Restricted Shares

During the three months ended March 31, 2018, the Company granted 20 RSs to its employees.  The total estimated fair value of the RSs was $182 based on the market value of the Company’s shares on the grant date.  The fair value of the RSs granted is being recorded as a share-based payments expense and charged to operating expenses over the vesting period.

As at March 31, 2018, $442 of the fair value of RSs previously granted but not yet vested remains to be expensed in fiscal 2018, $212 in 2019 and $30 in 2020.

During the three months ended March 31, 2018, stock-based compensation expense related to RSs of $432 was charged to operating expenses (2017 - $71).

A summary of changes to the number of restricted shares is as follows:

Number of RSs (in 000's)
Balance, RSs December 31, 2016	490
Granted	1,589
Converted into common shares	(521)
Cancelled	(8)
Balance, RSs December 31, 2017	1,550
Converted into common shares	(33)
Granted	20
Balance, RSs March 31, 2018	1,537

Deferred Share Units

During the three months ended March 31, 2018 the Company granted 22 DSUs with the total estimated fair value of $160 to the Company’s directors in lieu of the directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs December 31, 2016	9
Granted	73
Converted into common shares	(41)
Balance, DSUs December 31, 2017	41
Granted	22
Balance, DSUs March 31, 2018	63

Stock Options

During the three months ended March 31, 2018, the Company granted a total of 90 stock options to its employees.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

The fair value of stock options granted are estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period.

January 24, 2018
Number of options granted (‘000’s)	90
Exercise price per share (CDN$)	9.54
Risk-free interest rate	1.8%
Expected life	3
Annualized volatility	73%
Dividend rate	0%
Fair value per stock option granted (CDN$)	4.40
Total fair value of stock options granted (CDN$)	396

Stock options outstanding and exercisable as at March 31, 2018 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CDN$	Number Outstanding as at March 31, 2018 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$	Number Exercisable as at March 31, 2018 (in 000's)	Weighted Average Exercise Price CDN$
$1.35 - $1.50	1,074	1.51	1.44	1,074	1.44
$1.70 - $1.90	327	1.32	1.81	327	1.81
$2.35 - $3.75	820	2.87	2.61	820	2.61
$4.80 - $5.00	1,172	3.94	4.88	661	4.86
$8.05 - $11.05	2,003	4.04	8.29	956	8.18
	5,396	3.17	4.93	3,838	3.99

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding December 31, 2016	3,424	2.15
Granted	3,085	7.01
Exercised	(1,073)	2.22
Forfeited	(130)	5.20
Balance, outstanding December 31, 2017	5,306	4.85
Granted	90	9.54
Balance, outstanding March 31, 2018	5,396	4.93

Stock-based compensation expense related to stock options of $1,513 (2017 - $163) was charged to operations and $33 was charged to cost of sales (2017 - nil). At March 31, 2018, $1,761 of the fair value of stock options previously granted but not yet vested remains to be expensed in 2018, and $263 in 2019.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

7.	RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture Minera Exar entered in the following transactions with companies controlled by the family of the Company’s director and the President of Minera Exar S.A.:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 4);
-	Construction services for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $835 (the Company’s portion is $418) in Q1 2018.

In Q1 2018 Minera Exar paid director’s fee of $17 to its President, who is also the director of the Company.

Compensation of Key Management

The Company’s compensation to its non-executive directors includes a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meeting per year. The fees will be settled through a combination of cash and the issuance of DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

The remuneration of directors and members of the executive management team included:

	Three Months Ended March 31,
	2018 $	2017 $
Stock-based compensation	1,010	160
Salaries, benefits and directors fees included in general and administrative expenses	526	419
Salaries and benefits included in exploration expenditures	77	91
Salaries and benefits capitalized to Investment in the Joint Venture	50	-
	1,663	670

	As at March 31,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	217	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and generally have no specific terms of payment.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the periods ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	$	$
Salaries, benefits and directors fees	771	557
Office and administration	327	152
Professional fees	325	296
Travel and conferences	237	199
Regulatory and filing fees	175	11
Marketing	153	132
Depreciation	22	7
Investor relations	7	7
	2,017	1,361

9.	COMMITMENTS

As at March 31, 2018, the Company had the following commitments that have not been disclosed elsewhere in these condensed consolidated interim financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	272	239	-	511

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the three-month periods ended March 31, 2018 and 2017:

Three Months Ended March 31, 2018
Lithium Nevada $

Environmental	112
Geological and consulting	1,115
Field supplies, other services, and taxes	145
Lithium demo plant equipment depreciation	28
Total exploration expenditures	1,400

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

10.	EXPLORATION EXPENDITURES (continued)

	Three Months Ended March 31, 2017
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Environmental	15	-	15
Geological and consulting	303	126	429
Field supplies, other services, and taxes	78	13	91
Lithium demo plant equipment depreciation	28	-	28
Total exploration expenditures	424	139	563

1Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments.  Organoclay project is in the production stage, Lithium Nevada is in the exploration stage and Cauchari-Olaroz project is in the development stage. The Company’s reportable segments are summarized in the following tables.

	Organoclay $	Lithium Nevada $	Cauchari-Olaroz $	Corporate $	Total $
As at March 31, 2018
Property, plant and equipment	16,792	1,026	-	41	17,859
Exploration and evaluation assets	-	2,244	-	-	2,244
Total assets	19,953	3,861	26,026	58,026	107,866
Total liabilities	(1,255)	(895)	-	(943)	(3,093)
For the period ended March 31, 2018
Property, plant and equipment expenditures	27	55	-	3	85
Sales	1,096	-	-	-	1,096
Inventory write-down	200	-	-	-	200
Net loss	851	1,832	164	1,720	4,567
Exploration expenditures	-	1,400	-	-	1,400
Depreciation	186	46	-	2	234
Research and development	133	-	-	-	133

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2017
Property, plant and equipment	17,011	1,018	-	41	18,070
Exploration and evaluation assets	-	2,104	-	-	2,104
Total assets	19,745	3,642	19,637	70,467	113,491
Total liabilities	(1,323)	(896)	-	(2,505)	(4,724)
For the three months ended March 31, 2017
Property, plant and equipment expenditures	153	10	-	8	171
Sales	(1,167)	-	-	-	(1,167)
Inventory write-down	72	-	-	-	72
Net loss	1,089	644	1,747	1,480	4,960
Exploration expenditures	-	424	139	-	563
Depreciation	324	28	-	7	359
Research and development	117	-	-	-	117

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11.	SEGMENTED INFORMATION (continued)

The Company’s total assets are located in the following geographical areas:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2018	41	19,334	728	26,026	46,129
As at December 31, 2017	41	19,377	756	19,637	39,811
Revenue
For the three months ended March 31, 2018	-	1,096	-	-	1,096
For the three months ended March 31, 2017	-	1,167	-	-	1,167

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at March 31,	As at December 31,
	2018 $	2017 $
Accounts payable related to property, plant and equipment	13	28
Accounts payable related to inventories	122	197
Accounts payable related to financings	338	1,611

	Three Months Ended March 31,
	2018 $	2017 $
Interest/finance charges paid	12	77
RSs and DSUs granted in lieu of directors’ fees	160	81
Assets acquired under finance leases	28	29
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.  The Company did not have any financial instruments measured at fair value on the statement of financial position.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $807. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include an $105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at March 31, 2018, the Company had a cash and cash equivalents balance of $43,519 (December 31, 2017 - $55,394) to settle current liabilities of $2,116 (December 31, 2017 - $3,724).

The following table summarizes the maturities of the Company’s financial liabilities on undiscounted basis:

		Years ending December 31,
	2018	2019	2020 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,933	-	-	1,933
Long-term borrowing¹	129	172	618	919
Obligation under finance leases¹	43	37	39	119
Total	2,105	209	657	2,971

¹Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.  The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars and US dollars with the majority of the expenditures being incurred in US dollars by the Company’s subsidiaries. As at March 31, 2018, $39,064 of the Company’s $43,519 in cash and cash equivalents was held in US dollars.